As Filed with the Securities
                                                and Exchange Commission
                                                on March 31, 2000

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                              FORM U-9C-3



                QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 For the quarterly period ended December 31, 1999


                                 Conectiv
                  (Name of Registered Holding Company)

                              800 King Street
                          Wilmington, DE 19899
                  (Address of Principal Executives Offices)



          Inquiries concerning this Form U-9C-3 maybe directed to either:

                               Peter F. Clark
                               General Counsel
                                 Conectiv
                               800 King Street
                            Wilmington, DE 19899

                                     or

                              Philip S. Reese
                       Vice President and Treasurer
                               Conectiv
                           800 King Street
                         Wilmington, DE 19899
                            (302) 429-3884

                               Conectiv
                            FORM U-9C-3
                  For the Quarter Ended December 31, 1999

                             Table of Contents

                                                                     Page

Item 1. Organization Chart                                             1

Item 2. Issuance and Renewals of Securities and Capital Contributions  1

Item 3. Associated Transactions                                        1

Item 4. Summary of Aggregate Investment                                2

Item 5. Other Investments                                              3

Item 6. Financial Statements and Exhibits                              3

SIGNATURE                                                              4

Item 1. - ORGANIZATION CHART



Name of Reporting Company    Energy or Gas Related Company Date of Organization


State of Organization Percentage
of Voting Securities Held



Nature of Business
None



Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

CAPITIAL CONTRIBUTIONS:


Company Issuing Security


Type of Security         Principal Amount of        Person to Whom
Issued                      Security               Security Was Issued

None


Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of
2/28/99




Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.

          NONE

Part II - Transactions performed by associate companies on behalf of reporting companies.

Associate Company      Reporting Company    Types of Services Direct Costs Total amount
Rendering Services     Receiving Services      Rendered        Charged      Billed

Conectiv Resource      Conectiv Operating Core Business Support,
Partners, Inc.          Services Company   Financial services,
                                           Legal, Marketing,
                                              Environmental,
                                            Executive Management      *             *


Conectiv Resource       Conectiv Energy    Core Business Support,
Partners, Inc.          Supply, Inc.       Financial services,
                                           Legal, Marketing,
                                           Executive Management        *            *

Conectiv Resource      Delmarva Services   Financial, Executive
Partners, Inc.                             Management  and
                                           Corporate  services         *            *

Conectiv Resource      Enerval            Core Business
Partners, Inc.                            Support, Financial
                                              Services                 *            *
Conectiv Resource     Conectiv Energy,    Core Business Support,
Partners, Inc.        Inc.                Financial Services,
                                          Legal, Environmental &
                                          Safety                        *           *
Conectiv Resource   Conectiv Thermal      Procurement & Corp
Partners, Inc.       Systems, Inc.        Services, Financial
                                          Services, Legal,
                                          Marketing, Information,
                                          Communications
                                          Services
                                          Environmental,
                                          Executive Management          *           *
Conectiv Resource   DCTC Burney Inc.      Core Business
Partners, Inc.                            Support, Legal                *           *

* Confidential Treatment Requested

Note: Petron Oil Corporation was merged into Conectiv Energy Supply as of
2/28/99

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):


Total consolidated capitalization as of December 31, 1999   $3,547,954 Line 1

Total capitalization multiplied by 15%
                (Line 1 multiplied by 0.15)                 $ 532,193  Line 2
Greater of $50 million or line 2                            $ 532,193  Line 3

Total current aggregate investment:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(ii)  (1)           *
Energy-related business Category - Rule 58(b)(1)(v)   (2)           *
Energy-related business Category - Rule 58(b)(1)(vi)  (3)           *
Energy-related business Category - Rule 58(b)(1)(vii) (4)           *

Total current aggregate investment                                  *   Line 4
Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system   (line 3 less line 4)            **  Line 5

* Confidential Treatment Requested

** Effective August 10, 1999 indirect ownership of EnerTech Capital Partner, L.P. ("EnerTech") was transferred to Conectiv Solutions LLC pursuant to an order dated August 10, 1999. EnerTech no longer derives predominantly all revenues from investments in companies engaged in electric technologies and will no longer be considered a Rule 58 company.

(1) Rule 58 defines category "ii" as the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations;
(2) Rule 58 defines category "v" as the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.
(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources;
and the servicing of thermal energy facilities.
(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.




Investments in gas-related companies:
NONE


Item 5. - OTHER INVESTMENTS

Major Line of Energy-    Other Investment in   Other Investment in   Reason for Difference
Related Business        Last U-9C-3 Report     This U-9C-3 Report      in Other Investment

NONE



Item 6. - FINANCIAL STATEMENTS AND EXHIBITS


A.     Financial Statements:

Exhibit A-1. Financial statements of Conectiv (incorporated by reference to the filing by Conectiv on Form 10-K for the period ended December 31, 1999.)

B.        Exhibits:

          Exhibit B-2.   Certificate of Conectiv.

                                SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                                  Conectiv

                                            By:/s/Philip S. Reese
                                                  Philip S. Reese
                                                  Vice President and Treasurer




March 31, 1999

Exhibit B-2


Certificate

I hereby certify that the Form U-9C-3 for Conectiv for the previous quarter has been provided to the state commissions listed below:

Delaware Public Service Commission
861 Silver Lake Boulevard
Cannon Building, Suite 100
Dover, DE 19904

Maryland Public Service Commission
6 St. Paul Centre, 16th Floor
Baltimore, MD  21202

Virginia State Corporation Commission
1300 E. Main Street
Tyler Building
Richmond, VA 23219

New Jersey Board of Public Utilities
Two Gateway Center
Newark, NJ  07102



                                                 CONECTIV
                                           By:/s/Philip  S. Reese
                                                 Philip S. Reese
                                                 Vice President
                                                 and Treasurer

Date: March 31, 2000